VoiceInterop, Inc.

8000 North Federal Highway, Suite 100

Boca Raton, FL  33487

November 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC  20549

Re:

VoiceInterop, Inc.- Registration Statement on Form S-1

Commission File No. 333-231420

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VoiceInterop, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-231420) (the “Registration Statement”), so that it may become effective at 4:00 p.m. on November 12, 2019, or as soon thereafter as practicable.

Thank you for your prompt attention to this request.  Should you have any questions, please contact Laura Holm of Fox Rothschild LLP, counsel to the Registrant, at (561) 804-4408.

Very truly yours,

VOICEINTEROP, INC.

By: /s/ Larry Reid

Larry Reid

Chief Executive Officer